SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.           An announcement regarding closure of register of members of China Petroleum & Chemical Corporation (the “Registrant”);
2.           An announcement regarding proposed payment of cash dividend and proposed bonus issue of shares of the Registrant;
3.           An announcement regarding proposed amendment to the articles of association and proposed change in auditors of the Registrant, which announcement includes, among others, a notice of annual general meeting and a notice of the first H shareholders class meeting for 2013 of the Registrant;

Each made by the Registrant on April 10, 2013.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

References are made to the circulars published by China Petroleum & Chemical Corporation (the “Company”) dated 10 April 2013 (the “Circulars”). The Board has decided to recommend to shareholders a final dividend and the Bonus Shares for the year ended 31 December 2012. The final dividend and Bonus Shares, if approved at the forthcoming Annual General Meeting to be held on Wednesday, 29 May 2013, will be paid on 25 June 2013 to shareholders whose names appear in the Company’s register of members on 18 June 2013. Capitalised terms used herein shall have the same meanings as defined in the Circulars.

The register of members of the Company will be closed as follows:

(a)
For the purpose of ascertaining shareholders who are entitled to attend and vote at the Annual General Meeting and the H Shareholders Class Meeting (or any adjournment thereof), the register of members of the Company will be closed from Saturday, 27 April 2013 to Wednesday, 29 May 2013, both days inclusive. In order to qualify for the right to attend and vote at the AGM and the H Shareholders Class Meeting (or any adjournment thereof), all transfers accompanied by the relevant share certificates should be lodged with the Company’s share registrar, Hong Kong Registrars Limited, no later than 4:30 p.m. on Friday, 26 April 2013.

(b)
For the purpose of ascertaining shareholders who qualify for the final dividend and the Bonus Shares, the register of members of the Company will be closed from Wednesday, 12 June 2013 to Tuesday, 18 June 2013, both days inclusive. In order to qualify for the final dividend and Bonus Shares, all transfers accompanied by the relevant share certificates should be lodged with Hong Kong Registrars Limited, no later than 4:30 p.m. on Tuesday, 11 June 2013.

The  address  of  Hong  Kong  Registrars  Limited  is  Shops  1712-1716,  17th  Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, the PRC, 10 April 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ , Bao Guoming+.

#	Executive Director

—	Non-executive Director

+	Independent Non-executive Director

Announcement 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for delivery  to  the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSED PAYMENT OF CASH DIVIDEND
PROPOSED BONUS ISSUE OF SHARES

Notices convening the AGM and the H Shareholders Class Meeting of Sinopec Corp. to be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Wednesday, 29 May 2013 at 9:00 a.m. and 10:15 a.m., respectively, will be issued by the Company separately on the even date. The Notice convening the A Shareholders Class Meeting will also be issued and made available to the A Shareholders as appropriate.

Holders of H Shares should note that the existing H Shares are expected to be dealt in on an ex-entitlements basis from Monday, 10 June 2013. If the conditions of the Bonus Issue of Shares (as set out above under the paragraph headed ‘‘Conditions of the Bonus Issue of Shares’’) are not fulfilled, the Bonus Issue of Shares will not proceed. If in any doubt, investors are recommended to consult their professional advisers.

10 April 2013

CONTENTS

Page
DEFINITIONS			1
LETTER FROM THE BOARD			4
I.	INTRODUCTION		4
II.	PROPOSED PAYMENT OF CASH DIVIDENDS		5
III.	PROPOSED BONUS ISSUE OF SHARES		5
	1.	Conditions of the Bonus Issue of Shares	5
	2.	Status of the New Bonus Shares and Fractional Entitlement	6
	3.	Expected Timetable	6
	4.	Effect to the Shareholding Upon the Completion of Bonus Issue of Shares	7
	5.	Overseas Shareholders	7
	6.	Application for Listing	8
	7.	Reasons for the Bonus Issue of Shares	9
	8.	Closure of Books	9
	9.	Share Certificates	9
	10.	Statement to be made on acquisition of Shares	9
	11.	Documents Available for Inspection	10
	12.	Possible adjustment to the conversion prices of the A Share and H Share convertible bonds	10
IV.	TAXATION		11
V.	RECOMMENDATION OF THE BOARD OF DIRECTORS		12
VI.	ANNUAL GENERAL MEETING AND CLASS MEETINGS		12

- i -

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Articles of Association”	articles of association of Sinopec Corp.;

“A Shares”	A Shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange;

“A Shareholder(s)”	Holder(s) of A Shares;

“Annual General Meeting”/ “AGM”
the annual general meeting of Sinopec Corp. to be convened on or around Wednesday, 29 May 2013, to, among other things, consider and, if thought fit, approve the payment of Cash Dividends, and the Bonus Issue of Shares;

“Board”	the board of directors of Sinopec Corp.;

“Bonus A Shares”	new A Shares to be allotted and issued under the Bonus Issue of Shares;

“Bonus H Shares”	new H Shares to be allotted and issued under the Bonus Issue of Shares;

“Bonus Issue of Shares”
the issue of (i) 1 new Share for every 10 existing Shares to the Shareholders on the register of members of the Company on the Record Date by way of the capitalization of the share premium of the Company; and (ii) 2 new Shares for every 10 existing Shares to the Shareholders on the register of members of the Company on the Record Date by way of the capitalization of the retained earnings of the Company for year 2012, which is to be approved by the Shareholders at the AGM and the Class Meetings;

“Bonus Shares”	Bonus A Shares and Bonus H Shares;

“Cash Dividends”	has the meaning ascribed thereto under the section headed “Proposed Payment of Cash Dividends” in this circular;

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC;

“Class Meetings”
the class meeting of A Shareholders to be held immediately after the conclusion of the AGM and the class meeting for H Shareholders to be held immediately after the conclusion of the said class meetings of A Shareholders;

DEFINITIONS

“Company”/“Sinopec Corp”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Company Law”
Company Law of the PRC (中華人民共和國公司法), as adopted at the Fifth Session of the Standing Committee of the Eighth National People’s Congress of the PRC on 29 December 1993, effective from 1 July 1994, as amended, supplemented or otherwise modified from time to time;

“Directors”	the directors of Sinopec Corp.;

“H Shares”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on Stock Exchange and traded in Hong Kong dollars;

“H Shareholder(s)”	Holder(s) of H Shares;

“H Shareholders Class Meeting”	the first H shareholders class meeting of Sinopec Corp. for year 2013

“HK$” or “$”	Hong Kong Dollars, the lawful currency of Hong Kong;

“HKSCC”	Hong Kong Securities Clearing Company Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	8 April 2013, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Listing Committee”	the listing committee of the board of directors of the Stock Exchange;

“Overseas Shareholders”	Shareholder(s) whose address(es) as stated in the register of holders of H Shares of the Company is/are outside Hong Kong;

“PRC” or “China”	the People’s Republic of China, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

“Receiving Agent”	has the meaning ascribed thereto under the section headed “Taxation” in this circular;

DEFINITIONS

“Record Date”
means on Tuesday, 18 June 2013, being the record date in respect of holders of H Shares and A Shares by reference to which entitlements to the Bonus Issue of Shares and payment of the Cash Dividends will be determined;

“RMB”	the lawful currency of the People’s Republic of China;

“Share(s)”	ordinary shares in the capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares

“Shareholders”	holder(s) of the Company’s share(s); and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

LETTER FROM THE BOARD

Executive Directors:	Registered Office:
Wang Tianpu	22 Chaoyangmen North Street
Zhang Jianhua	Chaoyang District
Wang Zhigang	Beijing 100728
Cai Xiyou	People’s Republic of China
Dai Houliang

Non-Executive Directors:
Fu Chengyu
Zhang Yaocang
Cao Yaofeng
Li Chunguang
Liu Yun

Independent Non-Executive Directors:
Chen Xiaojin
Ma Weihua
Jiang Xiaoming
Andrew Y.Yan
Bao Guoming
10 April 2013

To the Shareholders

Dear Sir or Madam,

PROPOSED PAYMENT OF CASH DIVIDENDS

PROPOSED BONUS ISSUE OF SHARES

I.	INTRODUCTION

Reference is made to the announcement of the Company dated 22 March 2013 in relation to the annual results for the year ended 31 December 2012 and the proposed payment of Cash Dividends and the proposed Bonus Issue of Shares.

LETTER FROM THE BOARD

On 22 March 2013, the Board proposed i) the payment of a cash dividend of RMB0.2 (tax inclusive) per Share; ii) a Bonus Issue of Shares to all Shareholders on the basis of 3 Bonus Shares for every 10 Shares held by way of capitalization of (a) the share premium of the Company; and (b) capitalization of the retained earnings of the Company for the year 2012 into share capital. The purpose of this circular is to provide you with, among other things, (i) further information in relation to the proposed payment of Cash Dividends; and (ii) further information in relation to the proposed Bonus Issue of Shares.

II.	PROPOSED PAYMENT OF CASH DIVIDENDS

On 22 March 2013, the Board proposed that the payment of a cash dividends (the “Cash Dividends”) of RMB0.2 (tax inclusive) per Share will be paid by way of cash to the Shareholders whose names appear on the register of members of the Company on the Record Date. The payment of the Cash Dividends is still subject to the approval by the Shareholders of the Company at the AGM and the Class Meetings and the expected payment date for the Cash Dividends will be on or around 25 June 2013.

III.	PROPOSED BONUS ISSUE OF SHARES

On 22 March 2013, the Board also proposed the Bonus Issue of Shares. The Bonus Issue of Shares will be made to the Shareholders whose names appear on the register of members of the Company on the Record Date on the basis of 3 Bonus Shares to be issued for every 10 Shares held by such shareholders on the Record Date.

As at the Latest Practicable Date, the issued share capital of the Company is RMB89,665,582,047 which comprised of 70,039,860,047 A Shares and 19,625,722,000 H Shares. The Bonus Shares to be issued will comprise 21,011,958,014 Bonus A Shares and 5,887,716,600 Bonus H Shares. The Bonus Shares will be credited as converted by way of (a) capitalization of the share premium of the Company; and (b) capitalization of the retained earnings of the Company for the year 2012.

1.	Conditions of the Bonus Issue of Shares

The Bonus Issue of Shares is subject to the following conditions:

(i)	the approval of the Shareholders of the Company at the AGM of the Company;

(ii)	the approval of the H Shareholder and A Shareholders at each of the Class Meetings of the Company; and

(iii)	the approval granted by the Stock Exchange for the listing of, and permission to deal in, the new Bonus H Shares to be issued under the Bonus Issue of Shares.

LETTER FROM THE BOARD

The proposed issuance of Bonus A Shares and the proposed issuance of Bonus H Shares are inter-conditional. In the event that the proposed issuance of Bonus A Shares is not completed, the proposed issuance of Bonus H Shares will not proceed, and vice versa.

The Shareholders whose names appear on the register of holders of H Shares and the register of holders of A Shares, respectively on the Record Date will be entitled to the Cash Dividends and the Bonus Issue of Shares.

Warning of Risks of Dealing in the H Shares

Holders of H Shares should note that the existing H Shares are expected to be dealt in on an ex-entitlements basis from Monday, 10 June 2013. If the conditions of the Bonus Issue of Shares (as set out above under the paragraph headed ‘‘Conditions of the Bonus Issue of Shares’’) are not fulfilled, the Bonus Issue of Shares will not proceed. If in any doubt, investors are recommended to consult their professional advisers.

2.	Status of the New Bonus Shares and Fractional Entitlement

The new Bonus Shares will, subject to the Articles of Association, rank pari passu in all respects with the H Shares and A Shares, respectively, in issue on the date of the issue of the Bonus Shares. Holders of the Bonus Shares will be entitled to receive all future dividends and distributions (if any) which are declared, made or paid after the date on which the Bonus Shares are allotted and issued, but will not be entitled to the Cash Dividends in respect of the Bonus Shares. The Bonus Issue of Shares should not result in any change in the rights or interests of the H Shares traded on the Stock Exchange or the A Shares. No fractional shares will be issued and distributed to the Shareholders pursuant to the Bonus Issue of Shares but the fractional shares will be aggregated and sold for the benefit of the Company.

The Bonus Shares will be issued on pro-rated basis and any fractional shares will be rounded down to the nearest whole unit. For instance, assuming a bonus issue ratio of 3 bonus shares for 10 existing shares held, a shareholder holding 55 shares (which is not an integral multiple of ten shares) should receive 16 bonus shares, as opposed to 15 bonus shares.

3.	Expected Timetable

Dates or deadlines specified in this circular are indicative only and may be varied by the Company. Any consequential changes to the expected timetable will be published or notified to the Shareholders as and when appropriate.

AGM and Class Meetings	Wednesday, 29 May 2013
Last day of dealings in H Shares on a cum-entitlement basis	Friday, 7 June 2013
First day of dealings in H Shares on an ex-entitlement basis	Monday, 10 June 2013

LETTER FROM THE BOARD

Latest time for lodging transfer of shares for entitlement to the Bonus Issue of Shares and the Cash Dividends	4:30 p.m. on Tuesday, 11 June 2013
Book Closure Period (both days inclusive)	Wednesday, 12 June to Tuesday, 18 June 2013
Record Date	Tuesday, 18 June 2013
Register of members of the Company re-opens	Wednesday, 19 June 2013
Share Certificates of Bonus H Shares expected to be
despatched on or around	Tuesday, 25 June 2013
Dealings in the Bonus H Shares expected to commence	Wednesday, 26 June 2013

4.	Effect to the Shareholding Upon the Completion of Bonus Issue of Shares

Set out below is the shareholding structure of the Company as at the Latest Practicable Date and immediately upon completion of the Bonus Issue of Shares (assuming that no other Shares are allotted, issued or repurchased prior to the Record Date upon satisfaction of the conditions set out above):

	Latest Practicable Date		Immediately upon completion of the Bonus Issue of Shares
	Number of Shares	%	Number of Shares	%
A Shares	70,039,860,047	78.11	91,051,818,061	78.11
H Shares	19,625,722,000	21.89	25,513,438,600	21.89

Total	89,665,582,047	100	116,565,256,661	100

China Petrochemical Corporation, being the controlling shareholder of the Company, is expected to hold 85,536,265,999 A shares upon the completion of the Bonus Issue of Shares (representing 73.38% of the total share capital of the Company upon the completion of the Bonus Issue of Shares). Other than China Petrochemical Corporation, no other legal person or individual is expected to hold A Shares constituting 10% or more of the total share capital of the Company upon the completion of the Bonus Issue of Shares.

5.	Overseas Shareholders

As at the Latest Practicable Date, the Company had Shareholder with registered address in Australia, Canada, the United Kingdom, Macau, Malaysia (together, the “Specified Territories”), the PRC and the United States. The Company has made enquiries regarding the legal restrictions under the laws of the relevant regulatory body or stock exchange pursuant to Rule 13.36(2)(a) of the Hong Kong Listing Rules. The Directors have been advised that there are no restrictions to issue Bonus H

LETTER FROM THE BOARD

Shares to Shareholders with a registered address in the PRC and the United States and therefore, Shareholders with a registered address in the PRC and the United States will be entitled to the Bonus H Shares. The Directors are also of the opinion that it would be necessary or expedient, on account either of the legal restrictions under the laws of the Specified Territories or any requirement of the relevant regulatory body or stock exchange in the Specified Territories, not to issue the Bonus H Shares to such Overseas Shareholders.

Upon the Bonus Issue of Shares becoming unconditional, the Company will consider if there are any Overseas Shareholders located in areas other than the Specified Territories the PRC and the United States on the Record Date, and if there are such Overseas Shareholders, then the Company will make enquiry regarding the legal restrictions (if any) under the laws of the relevant places and the requirements of the relevant regulatory bodies or stock exchanges for the relevant Overseas Shareholders to be eligible to take part in the Bonus Issue of Shares pursuant to the Hong Kong Listing Rules.

If, after making such further enquiries regarding the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange for distributing the Bonus H Shares to such Overseas  Shareholders, the Board  is of the  opinion that it  would be necessary or expedient, on account either of the legal restrictions under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange (such as filing of any registration statement or prospectus or other special formalities) in that place, not to issue the Bonus H Shares to such Overseas Shareholders, arrangements will be made for the Bonus H Shares which would otherwise be issued to such Overseas Shareholders to be sold in the market as soon as practicable after dealings in the Bonus H Shares commence, if a premium, net of expenses, can be obtained. Any net proceeds of such sale for each Overseas Shareholder, after deduction of expenses, of HK$100 or more will be distributed in Hong Kong dollars to the relevant Overseas Shareholders, by ordinary post at their own risk, unless the amount falling to be distributed to any such person is less than HK$100 in which case it will be retained for the benefit of the Company.

6.	Application for Listing

The H Shares are listed on the Stock Exchange whereas the A Shares are listed on the Shanghai Stock Exchange. Application will be made to the Listing Committee of the Stock Exchange for the approval for the listing of, and permission to deal in, the new Bonus H Shares.

The new Bonus H Shares are not new class of securities to be listed and accordingly no arrangements are required to be made to enable the new Bonus H Shares to be admitted into CCASS.

Subject to the granting of the approval for the listing of, and permission to deal in, the Bonus H Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Bonus H Shares will be accepted as eligible securities for deposit, clearance and settlement in CCASS established and operated by HKSCC with effect from the commencement date of dealings in the H Shares on the Stock Exchange or such other date as determined by HKSCC. Dealings in the H Shares may be settled through CCASS. Shareholders should seek the advice of their licensed securities dealers or other professional advisers for details of these settlement arrangements

LETTER FROM THE BOARD

and how such arrangements will affect their rights and interests. The Bonus H Shares will not be listed or traded on any other stock exchange other than the Stock Exchange and no such listing or permission to deal is being or proposed to be sought. Dealings in the Bonus H Shares will be subject to the payment of stamp duty in Hong Kong.

Subject to the fulfilment of the conditions for the Bonus Issue of Shares set out herein above, certificates for the Bonus H Shares will be despatched to the holders of  H  Shares  on  or  around Tuesday, 25 June 2013 to their respective addresses appeared on the register of members  of  the Company on the Record Date.

7.	Reasons for the Bonus Issue of Shares

The Board believes that the Bonus Issue of Shares i) will provide the Company with a wider capital base and therefore increase the marketability of the Shares; and ii) is a return to the long-term support and care of the Shareholders.

8.	Closure of Books

The register of members of the Company will be closed from Wednesday, 12  June  2013  to Tuesday, 18 June 2013 (both days inclusive) during which period no transfer of shares will be effected. In order to be qualified for the entitlement of the Bonus Issue of Shares and the Cash Dividends, all transfer instruments accompanied by the relevant share certificates must be lodged by the holders of H Shares with the Company’s H share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Tuesday, 11 June 2013; or by the holders of A Shares with Company’s A share registrar, China Securities Depository & Clearing Corporation Limited Shanghai Branch, at 166 Lujiazuidong Road, Pudong District, Shanghai. no later than 4:30 p.m. on Tuesday, 18 June 2013.

9.	Share Certificates

Subject to the fulfilment of the conditions of the Bonus Issue of Shares as set out in the paragraph headed “Conditions of the Bonus Shares Issue” above, certificates in respect of the new Bonus H Shares will be sent by ordinary mail to the persons entitled thereto at their respective addresses shown in the register of holders of H Shares of the Company or in the case of joint holders, to the address of the joint holder whose name stands first in the register of holders of H Shares of the Company in respect of the joint holding. One share certificate will be issued for all Bonus H Shares issued to each eligible holder of Bonus H Shares.

10.	Statement to be made on acquisition of Shares

The Company shall ensure that all its listing documents and share certificates include the statements stipulated below and shall instruct and cause its share registrar not to register the subscription, purchase or transfer of any of its Shares in the name of any particular holder unless and until such holder delivers to such share registrar a signed form in respect of such Shares bearing statements to the following effect:

LETTER FROM THE BOARD

(i)
the acquirer of Shares agrees with the Company and each of its shareholder, and  the Company agrees with each shareholder, to observe and comply with the Company Law, the Special Regulations of the State Council Concerning Floatation and  Listing Abroad  of Stocks by Listed Stock Companies and its Articles of Association;

(ii)
the acquirer of Shares agrees with the Company, each of its shareholders, Directors, Supervisors, presidents and officers, and itself (acting for the Company and for each Director, Supervisor, Presidents and officer) agrees with each shareholder, to refer all differences and claims arising from its Articles of Association or any rights or obligations conferred or imposed by the Chinese Company Law or other relevant  laws  and administrative regulations concerning the affairs of the Company to arbitration in accordance with its Articles of Association. Any reference to arbitration will be deemed to authorize the arbitration tribunal to conduct its hearing in open session and to publish its award. Such arbitration will be final and conclusive;

(iii)	the acquirer of Shares agrees with the Company of its shareholders that H Shares in the Company are freely transferable by the holder of such Shares; and

(iv)
the acquirer of Shares authorizes the Company to enter into a contract on his behalf with each Director and officer whereby such Directors and officers undertake to observe and comply with their obligations to shareholders stipulated in its Articles of Association.

11.	Documents Available for Inspection

Copies of the following documents will be available for inspection at the registered office of Sinopec Corp. at 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC during  normal business hours on any business day from the date of this circular until 30 April 2013:

(i)	Articles of Association;

(ii)	the annual reports of the Company for the two years ended 31 December 2012;

(iii)
circular of the Company dated 10 April 2013 in relating to proposed amendments to the Articles of Association, proposed changes in auditor and notice of AGM and notice of H Shareholders Class Meeting; and

(iv)	this circular.

12.	Possible adjustment to the conversion prices of the A Share and H Share convertible bonds

Due to the dilution effect resulted from the proposed Bonus Issue of Shares, the conversion prices of the A Share convertible bonds and H Share convertible bonds may be subject to adjustments. The Company will make timely disclosure by way of announcement as appropriate.

LETTER FROM THE BOARD

IV.	TAXATION

The Board recommended a Cash Dividend of RMB0.2 per share (tax inclusive) and 3 Bonus Shares (tax inclusive) for every 10 shares held. If the above proposal is approved by the shareholders, the Cash Dividends and Bonus Shares will be paid to the shareholders whose names appear on the register of members of the Company on the Record Date. Cash Dividends payable to the shareholders of H Shares will be paid in Hong Kong dollars (the “HKD”). The exchange rate between RMB and HKD shall be ascertained on the basis of the average of the middle exchange rates for RMB to HKD as published by the People’s Bank of China for the week prior to the date of the AGM which will be held on Wednesday, 29 May 2013.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the Cash Dividends and Bonus Shares issued by way of capitalization of the retained earnings of the Company for the year 2012 to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority and withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the Record Date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the Cash Dividends and Bonus Shares issued by way of capitalization of the retained earnings of the Company for the year 2012 to them with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) due to the application  of  10%  tax  rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. within the timeline set out below. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the  H  Shares  are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

LETTER FROM THE BOARD

In accordance with relevant tax law and requirements of the PRC, the Company will not deduct or withhold any income tax in respect of the Bonus Shares to all Shareholders held by way of capitalization of the share premium of the Company to share capital.

The Company will appoint a receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the Cash Dividends (after relevant deductions, if applicable) declared for payment to holders of H shares. The Cash Dividends will be paid by the Receiving Agent on or before 25 June 2013. The cheques will be dispatched to holders of H shares by ordinary post at their own risk.

V.	RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board considers that the resolution in relation to (i) the payment of Cash Dividends; and (ii) the Bonus Issue of Shares, are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of aforesaid resolutions to be proposed at the AGM and Class Meetings as set out in the notices of the AGM and Class Meetings.

VI.	ANNUAL GENERAL MEETING AND CLASS MEETINGS

Notices convening the AGM and the H Shareholders Class Meeting of Sinopec Corp. to be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Wednesday, 29 May 2013 at 9:00 a.m. and 10:15 a.m., respectively, will be issued by the Company separately on the even date. The Notice convening the A Shareholders Class Meeting will also be issued and made available to the A Shareholders as appropriate.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

10 April 2013

As of the date of this circular, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director

*	Non-executive Director

+	Independent Non-executive Director

Announcement 3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION PROPOSED CHANGE IN AUDITORS

Notices convening the AGM and the H Shareholders Class Meeting of Sinopec Corp. to be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Wednesday, 29 May 2013 at 9:00 a.m. and 10:15 a.m. are set out on page 8 to page 17 of this circular. The forms of proxy for use in connection with the AGM and the H Shareholders Class Meeting are enclosed herewith. Whether or not you are able to attend the AGM and/or the H Shareholders Class Meeting, you are requested to complete and return the relevant forms of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the designated time for holding the AGM and/or the H Shareholders Class Meeting. Completion and return of the forms of proxy shall not preclude you from attending and voting in person at the AGM and/or the H Shareholders Class Meeting or at any adjourned AGM and/or the H Shareholders Class Meeting should you so wish.

10 April 2013

- i -

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

"Amendments"	proposed amendments to the Articles of Association;

"Articles of Association"	articles of association of Sinopec Corp. as amended from time to time;

"A Shares"	domestic shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"Annual General Meeting"/ "AGM"	the annual general meeting of Sinopec Corp. for year 2012;

"Board"	the board of directors of Sinopec Corp.;

"Company"/"Sinopec Corp"	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

"Directors"	the directors of Sinopec Corp.;

"H Shares"	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on Stock Exchange and traded in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"H Shareholders Class Meeting"	the first H shareholders class meeting of Sinopec Corp. for the year 2013;

"HK$" or "$"	Hong Kong Dollars, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"PRC" or "China"	the People's Republic of China, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

"RMB"	the lawful currency of the People's Republic of China;

"Share(s)"	ordinary shares in the capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares

"Shareholders"	holder(s) of the Company's share(s);

"Shanghai Stock Exchange"	Shanghai Stock Exchange of the PRC;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

LETTER FROM THE BOARD

Executive Directors: Wang Tianpu Zhang Jianhua Wang Zhigang Cai Xiyou Dai Houliang	Registered Office: 22 Chaoyangmen North Street Chaoyang District Beijing 100728 People's Republic of China

Non-Executive Directors: Fu Chengyu Zhang Yaocang Cao Yaofeng Li Chunguang Liu Yun

Independent Non-Executive Directors: Chen Xiaojin Ma Weihua Jiang Xiaoming Andrew Y.Yan Bao Guoming

10 April 2013

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION PROPOSED CHANGE IN AUDITORS

I.           INTRODUCTION

On 22 March 2013, the Board resolved to, among other things, convene the AGM. The purpose of this circular is to provide you with, among other things, further information in relation to certain resolutions to be proposed at the AGM:

(1)           proposed amendments to the Articles of Association;

LETTER FROM THE BOARD

(2)           proposed change in auditors and the authorization to the Board to determine their remuneration; and

(3)           proposed payment of cash dividend and proposed bonus issue of shares.

II.           PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.           Proposed amendments to the Articles of Association (the "Amendments")

Sinopec Corp. proposes to amend the Articles of Association in accordance with the business development of Sinopec Corp.. The Amendments are made based on the framework of its existing Articles of Association and take into account of the actual situation of Sinopec Corp..

2.           Details of the Amendments

(1)           Sinopec Corp. proposes to amend Article 12 of the Articles of Association.

The current Article 12:

The Company's scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company's scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sales of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.) , heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); the production, storage, transportation and sales of natural gas chemicals and coal chemicals; sales of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; production and sales of electricity, steam, water and industrial gases; operation of 24-hour stores; sales of books, newspapers, audio video products and electronic publications; media, advertisement and commission agent; sales of foods, beverage and cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; operation of LPG station, sales of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; E-commerce; Self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

is hereby proposed to be amended as follows:

The Company's scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

LETTER FROM THE BOARD

The Company's scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; residents' services; transportation agency services; warehousing; operation of self-owned properties; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

(2)           Sinopec Corp. proposes to amend Article 20 of the Articles of Association.

The current Article 20:

The Company, with the approval of China Securities Regulatory Commission on 24 August 2000, issued to the overseas investors 16,780,488,000 H shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in the Stock Exchange in 19 October 2000; on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001.

The existing structure of the Company's share capital is as follows: the total number of issued ordinary shares of the Company is 86,819,620,912 shares, among which, 70,039,132,912 shares representing 80.67% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 16,780,488,000 shares representing 19.33% are held by the holder of foreign-listed foreign-invested H shares.

LETTER FROM THE BOARD

is hereby proposed to be amended as follows:

The Company, with the approval of China Securities Regulatory Commission on 24 August 2000, issued to the overseas investors 16,780,488,000 H shares (out of which, 15,102,439,000 shares are newly issued shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in the Stock Exchange in 19 October 2000; on 20 June 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on 8 August 2001.

The existing structure of the Company's share capital is as follows: the total number of issued ordinary shares of the Company is 89,665,524,892 shares, among which, 70,039,802,892 shares representing 78.11% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 19,625,722,000 shares representing 21.89 % are held by the holder of foreign-listed foreign-invested H shares.

(3)           Sinopec Corp. proposes to amend Article 23 of the Articles of Association.

The current Article 23:

The registered capital of the Company is RMB 86,819,620,912. is hereby proposed to be amended as follows:

The registered capital of the Company is RMB 89,665,524,892.

3.           Reasons for the Amendments

Pursuant to applicable PRC laws and regulations, the business scope in the parent company's articles of association should cover the current business activities of its subsidiaries. Accordingly, Article 12 needs to be amended to the effect that the latest business development of Sinopec Corp. and its subsidiaries can be appropriately reflected.

The Company successfully allotted and issued 2,845,234,000 new H Shares on 14 February 2013. And there are some new A Shares converted from the RMB23 billion A share convertible bonds issued by the Company on 23 February 2011. Therefore the total number of issued ordinary shares of the Company increased to 89,665,524,892 shares and the registered capital of the Company increased accordingly. The amendments made to Article 20 and Article 23 update the shareholders structure of Sinopec Corp..

III.           PROPOSED CHANGE IN AUDITORS

The Board has resolved to propose to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (the name will be changed to PricewaterhouseCoopers Zhong Tian LLP) as the external auditors of the Company for the year 2013.

LETTER FROM THE BOARD

The Company is a subsidiary of China Petrochemical Corporation, which is a state-owned enterprise under the control of the State-owned Assets Supervision and Administration Commission of the State Council of the People's Republic of China (the "SASAC").  According to the relevant regulations issued by the Ministry of Finance of the People's Republic of China and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries (the "SASAC Rotation Requirements"). KPMG and KPMG Huazhen CPAs LLP will respectively retire as the international and PRC auditors of the Company with effect from the close of the forthcoming AGM of the Company and the Company will not re-appointment them as the auditors of the Company for the year ended 31 December 2013 due to the SASAC Rotation Requirements. The Board, as proposed by the audit committee of the Company (the "Audit Committee"), resolved to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the external auditors of the Company for the year 2013.

Each of KPMG and KPMG Huazhen CPAs LLP has confirmed in written that there are no matters in relation to their retirement which should be brought to the attention of the shareholders of the Company. The Board is not aware of any matters in relation to the proposed change of auditors that need to be brought to the attention of the shareholders of the Company. The Board and the Audit Committee have also confirmed that there are no disagreements or outstanding matters between the Company and KPMG and KPMG Huazhen CPAs LLP.

The Board proposed the grant of authorization to the Board to determine the auditors' remuneration for the year ending 31 December 2013.

IV.           PROPOSED PAYMENT OF CASH DIVIDEND AND PROPOSED BONUS ISSUE OF SHARES

Relevant information is set out in a seperate circular of Sinopec Corp. published on the even date.

V.           RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board (including the independent non-executive Directors) considers that the resolutions in relation to (i) the proposed Amendments and (ii) the proposed change in auditors, are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of such resolutions to be proposed at the AGM as set out in the notice of the AGM. Recommendation of the Board in relation to the proposed payment of cash dividend and proposed bonus issue of shares is set out in a seperate circular of Sinopec Corp. published on the even date.

LETTER FROM THE BOARD

VI.           ANNUAL GENERAL MEETING AND H SHAREHOLDERS CLASS MEETINGS

The AGM and the H Shareholders Class Meeting will be convened at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on 29 May 2013 at 9:00 a.m. and 10:15 a.m., respectively. Notices of the AGM and the H Shareholders Class Meeting are set out on page 8 to 17 of this circular.

Reply slips and forms of proxy for use in connection with the AGM and the H Shareholders Class Meeting will be dispatched to shareholders with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete the reply slips in accordance with the instructions printed thereon and return the reply slips by post or by fax or by personal delivery to Sinopec Corp. (the registered office is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC (Fax no.: (+86)10 5996 0386)) on or before Thursday, 9 May 2013. Failure to complete or return the reply slips will not preclude eligible shareholders from attending and voting in person at the relevant meeting(s) should you so wish.

Completion and return of the forms of proxy will not preclude you from attending and voting in person at the AGM and/or the H Shareholders Class Meeting should you so wish. Shareholders (or their proxies) shall vote by poll.

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

10 April 2013

NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2012

NOTICE IS HEREBY GIVEN that the on-site annual general meeting ("Annual General Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the "Company") for the year 2012 will be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Wednesday, 29 May 2013 at 9:00 a.m. Holders of A shares are provided with internet voting to participate at the Annual General Meeting.

Resolutions to be considered and approved at the Annual General Meeting

By way of ordinary resolutions:

1.           To consider and approve the Report of the Board of Directors of Sinopec Corp. for the year 2012.

2.           To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for the year 2012.

3.           To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2012.

4.           To authorise the Board of Directors of Sinopec Corp. (the "Board") to determine the interim profit distribution plan of Sinopec Corp. for the year 2013.

5.           To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the external auditors of Sinopec Corp. for the year 2013, and to authorise the Board to determine their remunerations.

By Way of Special Resolutions:

6.           To consider and approve the profit distribution plan for Sinopec Corp. for the year ended 31 December 2012.

It is proposed to the shareholders at the Annual General Meeting to consider and approve the payment of final dividend of RMB0.20(tax inclusive) per share held by the shareholders on the relevant record date (after the deduction of (i) the interim dividend of RMB0.10 (tax

NOTICE OF ANNUAL GENERAL MEETING

inclusive) which has been declared and paid by the Company from (ii) the annual dividend of RMB0.30 (tax inclusive) per share for the year 2012); the bonus issue of shares of two shares converted from the retained earnings for every 10 existing shares and one share transferred from the share premium for every 10 existing shares held by the shareholders on the relevant record date.

7.           To approve the proposed amendments to the articles of association of Sinopec Corp. and authorise the secretary to the Board to, on behalf of Sinopec Corp., deal with all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the articles of association (including cosmetic amendments as requested by the regulatory authorities).

8.           To extend the term of validity of the Proposal Regarding Issuance of RMB30 Billion A Shares Convertible Bonds and Other Related Matters

The Proposal Regarding Issuance of RMB30 Billion A Shares Convertible Bonds and Other Related Matters (the "Proposal"), which proposed to issue no more than RMB30 billion A shares convertible bonds ("RMB30 Billion A Shares CB"), was considered and approved by the first extraordinary general meeting of 2011 of Sinopec Corp. The aforesaid proposal was expired on 11 October 2012. On 11 October 2012, the third meeting of the fifth session of Board of Directors of Sinopec Corp. approved the resolution in relation to extend the term of validity of the Proposal from the date of expiration to 11 October 2013. Except for the extension of the term of validity, all its terms in connection with the RMB30 Billion A Shares CB approved by the first extraordinary general meeting of 2011 remain unchanged. It is proposed to the shareholders at the Annual General Meeting to approve the resolution in relation to extend the term of validity of the Proposal to 11 October 2013.

9.           To authorise the Board to determine the proposed plan for the issuance of debt financing instrument(s):

It is proposed to the shareholders at the Annual General Meeting to generally and unconditionally authorize the Board (or the directors authorised by the Board), within the maximum balance of the issuable bonds, to determine the terms and conditions and all other matters in relation to the issuance of the debt financing instrument(s) such as domestic short-term financial instruments, mid-term financial notes, corporate bonds, overseas U.S. bonds in accordance with the needs of production, operation and capital expenditure as well as the market conditions, including without limitation to, subject to the aforementioned limits, the determination of the actual value, interest rate, term, targeted group and use of proceeds of the bond(s), as well as the production, execution and disclosure of all necessary documents thereof.

This Proposal will expire at the conclusion of the next annual general meeting of Sinopec Corp.

NOTICE OF ANNUAL GENERAL MEETING

10.           To grant to the Board a general mandate to issue new domestic shares and/or overseas listed foreign shares:

In order to ensure flexibility and grant discretion to the Board in relation to issuance of new shares, the Board proposes to obtain a general mandate from the shareholders within the Relevant Period with regard to issuing new domestic shares and/or overseas listed foreign shares (the "General Mandate"). Under the General Mandate, within the Relevant Period, the Board (or the directors authorised by the Board) shall be authorised to separately or concurrently allot, issue and deal with not more than 20% of each of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp. in issue at the time when this resolution is passed at the Annual General Meeting. However, notwithstanding the General Mandate granted, any issue of domestic shares needs shareholders' approval at shareholders' meeting in accordance with the relevant domestic laws and regulations.

It is resolved as follows:

(1)           Subject to paragraphs (3) and (4) and pursuant to the Company Law (the "Company Law") of the People's Republic of China ("PRC") and the relevant regulatory stipulations of the places where the shares of Sinopec Corp. are listed (as amended from time to time), the Board (or the directors authorised by the Board) be and is hereby granted an unconditional General Mandate to exercise all the powers of Sinopec Corp. within the Relevant Period to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares, and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)           class and number of new shares to be issued;

(b)           pricing mechanism and/or issue price of the new shares to be issued (including price range);

(c)           the starting and closing dates of such issue;

(d)           the class and number of the new shares to be issued to existing shareholders; and/or

(e)           the making or granting of proposals, agreements and options which may involve the exercise of the powers mentioned above.

(2)           The approval in paragraph (1) shall authorise the Board (or the directors authorised by the Board), within the Relevant Period, to make or grant any proposals, agreements and options which would or might require the exercise, after the expiry of the Relevant Period of the General Mandate, of the power mentioned above.

(3)           The number of new domestic shares or new overseas listed foreign shares conditionally or unconditionally separately or concurrently allotted, issued and dealt

NOTICE OF ANNUAL GENERAL MEETING

with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) within the Relevant Period pursuant to the approval in paragraph (1), (otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of association of Sinopec Corp.), shall not exceed 20% of each class of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp. in issue at the time when this resolution is passed at the Annual General Meeting.

(4)           In exercising the powers granted in paragraph (1), the Board (or the directors authorized by the Board) must a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Sinopec Corp. are listed; and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)           For the purpose of this resolution:

"Relevant Period" means the period from the date of passing this resolution until whichever is the earliest of:

(i)            the expiration of 12-month period following the passing of this resolution;

(ii)           the conclusion of the next annual general meeting of Sinopec Corp.; and

(iii)          the date on which the General Mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Sinopec Corp. in a general meeting.

(6)           The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Sinopec Corp. are listed and the articles of association of Sinopec Corp., be and is hereby authorised to increase the registered capital of Sinopec Corp. in accordance with the exercise of the powers pursuant to paragraph (1) above.

(7)           The Board (or the directors authorised by the Board) be and is hereby authorized to sign any necessary documents, complete any necessary formalities and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Sinopec Corp. are listed and the articles of association of Sinopec Corp.

(8)           Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) be and is hereby authorized to make appropriate and necessary amendments to the articles of association of Sinopec Corp. after completion

NOTICE OF ANNUAL GENERAL MEETING

of the allotment and issue of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

Details of the resolutions proposed at the AGM are available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk), as well as being included in the circulars to be dispatched separately to the holders of H shares of Sinopec Corp.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, PRC 10 April 2013

Notes:

Attendee of Annual General Meeting

I.          Eligibility for attending the Annual General Meeting

Holders of domestic shares (A Shares) of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 26 April 2013.are eligible to attend the Annual General Meeting. Holders of H Shares of Sinopec Corp. who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address:Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 26 April 2013.

II.           Proxy

1.           A member eligible to attend and vote at the on-site Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.           A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

NOTICE OF ANNUAL GENERAL MEETING

3.           To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. in the case of holders of domestic shares, the address is the registered address of Sinopec Corp. (Sinopec Corp. General Administrative Office (Board Secretariat), 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People's Republic of China (or via Fax no.: (+86)10 5996 0386)), and in the case of holder of H Shares, the address is that Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 24 hours before the designated time for holding the Annual General Meeting.

4.           A Shareholder or his proxy may exercise the right to vote by poll.

III.           The directors, supervisors and senior management of Sinopec Corp.

IV.           Legal advisors of Sinopec Corp.

Registration procedures for attending the on-site Annual General Meeting

1.           A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.           Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Thursday, 9 May 2013.

3.           Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.           Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 27 April 2013 to Wednesday, 29 May 2013 (both days inclusive).

Miscellaneous

1.           The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.           The H shares register of members of Sinopec Corp. will be closed from Wednesday, 12 June 2013 to Tuesday, 18 June 2013 (both dates are inclusive). In order to qualify for the final dividend for H shares and relevant bonus shares, the shareholders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited before 4:30 p.m. on Tuesday, 11 June 2013 for registration. For details, please refer to a seperate circular of Sinopec Corp. published on the even date.

NOTICE OF ANNUAL GENERAL MEETING

3.           The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Depository & Clearing Corporation Limited Shanghai Branch is at 166 Lujiazuidong Road, Pudong District, Shanghai.

4.           The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai,Hong Kong.

5.           The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District
Beijing
Post Code: 100728
The People's Republic of China

Telephone No.: +86(10) 59960028
Facsimile No.: +86(10) 59960386

As of the date of this circular, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#   Executive Director
*   Non-executive Director
+  Independent Non-executive Director

NOTICE OF THE FIRST H SHAREHOLDERS CLASS MEETING FOR THE YEAR 2013

NOTICE OF THE FIRST H SHAREHOLDERS CLASS MEETING FOR THE YEAR 2013

NOTICE IS HEREBY GIVEN that the first H shareholders class meeting for the year 2013 ("H Shareholders Class Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the "Company") will be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Wednesday, 29 May 2013 at 10:15 a.m.

Resolutions to be considered and approved at the H Shareholders Class Meeting

To consider and approve the profit distribution plan for Sinopec Corp. for the year ended 31 December 2012.

It is proposed to the H shareholders at the H Shareholders Class Meeting to consider and approve the payment of final dividend of RMB0.20(tax inclusive) per share held by the shareholders on the relevant record date (after the deduction of (i) the interim dividend of RMB0.10( tax inclusive) which has been declared and paid by the Company from (ii) the annual dividend of RMB0.30(tax inclusive) per share for the year 2012); the bonus issue of shares of two shares converted from the retained earnings for every 10 existing shares and one share transferred from the share premium for every 10 existing shares held by the shareholders on the relevant record date. This resolution is a special resolution.

Details regarding the resolution are available on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the Stock Exchange of Hong Kong Limited (http:// www.hkexnews.hk/), as well as being included in the Company's circular realting to proposed payment of cash dividend and proposed bonus issue of shares to be dispatched to the holders of H shares of Sinopec Corp. on the even date.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, PRC 10 April 2013

As of the date of this circular, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ , Bao Guoming+.

#   Executive Director
*   Non-executive Director
+  Independent Non-executive Director

NOTICE OF THE FIRST H SHAREHOLDERS CLASS MEETING FOR THE YEAR 2013

Notes:

Attendee of H Shareholders Class Meeting

I.           Eligibility for attending the H Shareholders Class Meeting

Holders of H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 26 April 2013 are eligible to attend the H Shareholders Class Meeting. Holders of H Shares of Sinopec Corp. who wish to attend the H Shareholders Class Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address: Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 26 April 2013.

II.           Proxy

1.           A member eligible to attend and vote at the H Shareholders Class Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.           A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

3.           To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the address of Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not less than 24 hours before the designated time for holding the H Shareholders Class Meeting.

4.           A Shareholder or his proxy may exercise the right to vote by poll.

III.           The directors, supervisors and senior management of Sinopec Corp.

IV.           Legal advisors of Sinopec Corp.

Registration procedures for attending the H Shareholders Class Meeting

1.           A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the H Shareholders Class Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

NOTICE OF THE FIRST H SHAREHOLDERS CLASS MEETING FOR THE YEAR 2013

2.           Holders of H Shares intending to attend the H Shareholders Class Meeting should return the reply slip for attending the H Shareholders Class Meeting to Sinopec Corp. on or before Thursday, 9 May 2013.

3.           Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.           Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 27 April 2013 to Wednesday, 29 May 2013 (both days inclusive).

Miscellaneous

1.           The H Shareholders Class Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.           The H shares register of members of Sinopec Corp. will be closed from Wednesday, 12 June 2013 to Tuesday, 18 June 2013 (both dates are inclusive). In order to qualify for the final dividend and bonus shares for H shares, the shareholders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited before 4:30 p.m. on Tuesday, 11 June 2013 for registration.

3.           The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

4.           The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District
Beijing
Post Code: 100728
The People's Republic of China

Telephone No.: +86(10) 59960028
Facsimile No.: +86(10) 59960386

Attachment 1 to Announcement 3

Proxy Form for the Annual General Meeting for the Year 2012

Number of Shares related to this proxy form(Note 1)

I (We)(note 2)
of
being the holder(s) of
H Share(s)/A Share(s)(note 3) of RMB1.00 each of China Petroleum & Chemical Corporation (“Sinopec Corp.”) now
appoint(note 4)

(I.D. No.:_________________________of___________________Tel. No.:____________________)/ the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for the year 2012 (“AGM”) to be held at 9:00 a.m. on Wednesday, 29 May 2013 at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China, for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the AGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

	Ordinary Resolutions	For(Note 5)	Against(note 5)
1	To consider and approve the Report of the Board of Directors of Sinopec Corp. for the year 2012.
2	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for the year 2012.
3	To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2012.
4	To authorise the Board of Directors of Sinopec Corp. (the “Board”) to determine the interim profit distribution plan of Sinopec Corp. for the year 2013.
5
To consider and approve the appointment of Pricewaterhouse Coopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as external auditors of Sinopec Corp. for the year 2013, respectively, and to authorise the Board to determine their remunerations.

	Special Resolutions	For(note 5)	Against(note 5)
6	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2012.
7
To approve the proposed amendments to the articles of association of Sinopec Corp., and to authorise the secretary to the Board to, on behalf of Sinopec Corp., deal with all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the articles of association (including cosmetic amendments as requested by the regulatory authorities).

8	To extend the term of validity of the Proposal Regarding issuance of RMB30 billion A Share Convertible Bonds and Other Related Matters.
9	To authorise the Board to determine the proposed plan for the issuance of debt financing instrument(s).
10	To grant to the Board a general mandate to issue new domestic shares and/or overseas listed foreign shares.

Date:	2013	Signature(s):	(note 7)

Notes:
1.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.	Please delete as appropriate.
4.
Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

5.
Attention: If you wish to vote FOR any resolution, please indicate with a “F” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “F” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

6.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person, whose name stands first on the register of members of the Company in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of A shares, to Sinopec Corp. at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the on-site AGM.

Attachment 2 to Announcement 3

Reply Slip for the Annual General Meeting for the Year 2012

I(We)(1)

of	Tel. No.:

being the holder(s) of (2)__________________H Share(s)/A Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I (we) or my (our) proxy wish to attend the annual general meeting of Sinopec Corp. for the year 2012 (the “AGM”) to be held at 9:00 a.m. on Wednesday, 29 May 2013 at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China.

Signature(s):

Date:

Notes:

1.	Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.
The completed and signed reply slip should be delivered to Sinopec Corp. by post, by fax or by hand at 22 Chaoyangmen North Street Chaoyang District, Beijing 100728, PRC (or via fax no.: (+86)10 5996 0386) such that the same shall be received by Sinopec Corp. on or before Thursday, 9 May 2013. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

Attachment 3 to Announcement 3

Proxy Form for the First H Shareholders Class Meeting for the Year 2013

Number of Shares related to this proxy form(Note 1)

I (We)(note 2)
of
being the holder(s) of
H Share(s) of RMB1.00 each of China Petroleum & Chemical Corporation (“Sinopec Corp.”) now
appoint(note 4)

(I.D. No.:____________of_________________Tel. No.:__________________)/ the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the first H shareholders class meeting of Sinopec Corp. for the year 2013 (“H Shareholders Class Meeting”) to be held at 10:15 a.m. on Wednesday, 29 May 2013 at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China, for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the H Shareholders Class Meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

Special Resolutions		For(note 4)	Against(note 4)
1.	To consider and approve the profit distribution plan for Sinopec Corp. for the year ended 31 December 2012.

Date:	2013	Signature(s):	(note 5)

Notes:
1.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the H Shareholders Class Meeting will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “F” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “F” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
In the case of joint holders of any H share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person, whose name stands first on the register of members of the Company in respect of such share shall be accepted.

7.
This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the H Shareholders Class Meeting.

Attachment 4 to Announcement 3

Reply Slip for the First H Shareholders Class Meeting for the Year 2013

I(We)(1)

of	Tel. No.:

being the holder(s) of (2)________________H Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I(we) or my (our) proxy wish to attend the first H shareholders class meeting of Sinopec Corp. for the year 2013 (the “H Shareholders Class Meeting”) to be held at 10:15 a.m. on Wednesday, 29 May 2013 at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China.

Signature(s):

Date:

Notes:

1.	Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.
The completed and signed reply slip should be delivered to Sinopec Corp. by post, by fax or by hand at 22 Chaoyangmen North Street Chaoyang District, Beijing 100728, PRC (or via fax no.: (+86)10 5996 0386) such that the same shall be received by Sinopec Corp. on or before Thursday, 9 May 2013. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the H Shareholders Class Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: April 11, 2013